
Mail Stop: 3561

February 10, 2017

Via E-Mail
Mr. Peter Beaven
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
171 Collins Street
Melbourne, Victoria 3000
Australia

> **Re: BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2016**
> **Filed September 21, 2016**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Beaven:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended June 30, 2016

Financial Statements
Note 12. Impairment of Non-current Assets, page F-41

1.   Your accounting policy states impairment tests for all assets are performed when there is an indication of impairment. We note revenue declined 31% to $30.9 billion, primarily attributable to weaker average realized prices across all major commodities and lower volumes, particularly for copper at Escondida and Onshore US. Please tell us whether you determined that the significant decline in copper, iron ore and metallurgical coal prices during your fiscal year ended June 30, 2016 represented an indicator of impairment and how you considered paragraphs 9 and 12 of IAS 36 in your assessment. Please also clarify whether you performed an impairment test on any of your copper, iron ore and

metallurgical coal assets. To the extent that you did not perform impairment tests of these assets, please tell us why you believe testing is not necessary.

2.   We note that you recorded impairment charges of US$7,184 million against the carrying value of property plant and equipment of individual Onshore US CGUs at December 31, 2015. We also note that you have US$3,026 million of goodwill in the Onshore US CGUs which was determined to not be impaired as of June 30, 2016. Please clarify the following:

- the date(s) that you performed recoverability testing on your non-current assets (excluding goodwill) and goodwill;

- if the key estimates and assumptions used in determining the FVLCD of the non-current assets (excluding goodwill) were consistent with the estimates and assumptions used to compute the recoverable amount of goodwill; and

- the carrying value of your Onshore US CGUs at June 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining